UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

KABE EXPLORATION INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE$.001 PER SHARE

(Title of Class of Securities)

48283A 10 4

(CUSIP Number)

c/o Jeffrey J. Fessler, Esq.

Sichenzia Ross Friedman Ference LLP,

61 Broadway, 32nd Floor

New York,  New York 10006; (212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48283A 10 4

1.	Names of Reporting Persons Erik Ulsteen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,750,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,750,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 48283A 10 4

1.	Names of Reporting Persons Chapman Industries LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 250,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 250,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) CO

Item 1.  Security and Issuer

This statement (“Amendment No. 1”) amends and supplements the statement on Schedule 13D, dated February 25, 2008 (the “Schedule 13D”) filed with the Securities and Exchange Commission by Erik Ulsteen, relating to the shares of Common Stock, par value $.001 per share (the “Common Stock”), of Kabe Exploration Inc., a Nevada Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 5050 Avenida Encinas, Suite 270, Carlsbad, CA 92008.

Item 2.  Identity and Background

Item 2 is hereby amended and restated as follows:

This statement is being filed by Erik Ulsteen, a citizen of Norway and Chapman Industries LLC. Mr. Ulsteen is Chief Executive Officer and Chairman of Emission & Power Solutions, Inc. and his business address is 5050 Avenida Encinas, Suite 270, Carlsbad, CA 92008. Mr. Ulsteen is the sole member of Chapman Industries LLC (“Chapman”).

During the past five years, neither Mr. Ulsteen nor Chapman has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The following is added to Item 3:

On April 15, 2008, Chapman purchased 250,000 shares of Common Stock of the Issuer for an aggregate $10,000 which funds were obtained from cash on hand.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

Mr. Ulsteen currently owns 1,750,000 shares of common stock of the Issuer and Chapman currently owns 250,000 shares of common stock of the Issuer.  Mr. Ulsteen may be deemed to beneficially own 2,000,000 shares of common stock of the Issuer, which represents 54.2% of the Issuer’s common stock based on 3,687,500 shares of common stock issued and outstanding as of April 30, 2008.  Mr. Ulsteen has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Except as set out above, neither Chapman nor Mr. Ulsteen has effected any other transaction in any securities of the Issuer in the past sixty days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2008
Date
/s/ Erik Ulsteen
Signature
Erik Ulsteen
Name/Title